

October 20, 2021

David Ly
Chief Executive Officer
Iveda Solutions, Inc.
460 S. Greenfield Road, Ste. 5
Mesa, Arizona 85206

> **Re: Iveda Solutions, Inc.**
> **Registration Statement on Form 10-12G**
> **Filed September 23, 2021**
> **File No. 000-53285**

Dear Mr. Ly:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response and any amendment you may file in response to these comments, we may have additional comments.

Form 10-12G filed September 23, 2021

Business, page 4

1. You disclose here and elsewhere that you received a SAFETY Act designation from the Department of Homeland Security in 2009, which was renewed in 2019, and a certification in 2016, which you are currently in the process of renewing. Please revise to:

    • Clearly describe the interaction and differences between the designation and the certification. In this regard, disclosure on page 11 indicates the designation was "elevated" to a certification, while other disclosures - such as your disclosure that you renewed the designation in 2019 - suggest that you hold both the designation and certification concurrently;

    • Clarify when your 2016 certification expires and whether your video surveillance products and services are considered to be certified during the certification renewal process;

- Describe the certification renewal process, including the steps remaining to complete the process, and how you will communicate the results of this process to investors; and

- Clarify the significance of the designation and certification to MEGAsys, your Taiwan-based subsidiary, which has recently accounted for a significant portion of your total revenues.

Risk Factors
Risks Related to Our Business
A relatively small number of key customers..., page 9

2.   You state here that revenue from three of your Taiwan-based customers accounted for 46% of your Taiwan-based segment revenue for the quarter ended June 30, 2021. Please revise to identify these customers and disclose the material terms of your agreements with them, including the term of the agreements and termination provisions. To provide context for this disclosure, also revise to disclose the total number of customers for each period presented. Refer to Item 101(h)(4)(vi) of Regulation S-K.

We rely on MEGAsys, our Taiwan subsidiary, for a significant portion of our revenue, page 10

3.   Please revise to also disclose the percentage of your revenue accounted for by MEGAsys, your Taiwan-based subsidiary, for the period ended June 30, 2021. Please also revise your business and MD&A sections to highlight your dependence on MEGAsys.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 16

4.   Please update your disclosure in this section and in your risk factors to discuss the impact that COVID-19 has had on your business, including on your results of operations and revenue. Refer to CF Disclosure Guidance: Topic Nos. 9 and 9A for additional guidance.

Results of Operations
Net Revenue, page 19

5.   The first sentence in this section compares the three months ended June 30, 2021 to the three months ended June 30, 2015. Please revise to correct this apparent error.

Executive Compensation, page 26

6.   Please revise this section as appropriate to include (i) a narrative description of any employment arrangements, (ii) a table disclosing outstanding equity awards as well as a narrative description of any equity incentive plans, and (iii) any director compensation. Refer to Item 402 of Regulation S-K.

Market Price and Dividends on the Registrant's Common Equity and Related Stockholder Matters, page 28

7.   You disclose here that your common stock is currently quoted on the OTC Markets. Please revise to clarify on which OTC Markets tier your common stock is quoted. Also, ensure you include the information required by Item 201(a)(1)(ii) of Regulation S-K.

Description of Securities, page 29

8.   Please expand your disclosure to discuss all significant rights and features associated with your common stock. In this regard, based on your disclosure on page 48, it appears that your common stock has certain dividend and liquidation features that should be highlighted in this section. See Item 202 of Regulation S-K.

Consolidated Financial Statements
Note 1. Summary of Significant Accounting Policies
Revenue and Expense Recognition, page 39

9.   Please revise to provide your revenue recognition policy for each type of revenue described, including monthly licensing fees, hardware sales, project revenues, etc. Describe the nature of each revenue type and the timing of revenue recognition. Also, ensure that your policy disclosures and revenue recognition comply with the current revenue guidance in ASC 606 and include the applicable adoption disclosures pursuant to ASC 606-10-65-1.

Concentration, page 40

10.   We note from your liquidity discussion that revenue from three customers comprised approximately 45% of total revenue and accounts receivable from two customer comprised 54% of total segment accounts receivable. Please revise to include a discussion of concentration of credit risk associated with these customer pursuant to ASC 275-10-50-18. Also, separately disclose the total revenue from each customer that provided more than 10% of your revenue for each period presented. Refer to ASC 280-10-50-42.

Note 3. Short-Term Debt, page 46

11.   Please revise here to disclose the maturity date for each of the loans and debentures outstanding as of each period end. Also, revise MD&A to include a discussion regarding

David Ly
Iveda Solutions, Inc.
October 20, 2021
Page 4

the impact of all outstanding debt on your liquidity and capital resources and address how you intend to repay such debt, particularly amounts that are currently past their maturity. Refer to Item 303(a) of Regulation S-K

Consolidated Financial Statements at and for the Six Months Ended June 30, 2021, page 53

12.   Please revise to label your interim financial statements as "unaudited" where appropriate.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Megan Akst, Senior Staff Accountant, at (202) 551-3407 or Kathleen Collins, Accounting Branch Chief, at (202) 551-3499 if you have questions regarding comments on the financial statements and related matters. Please contact Alexandra Barone, Staff Attorney, at (202) 551-8816 or Mitchell Austin, Staff Attorney, at (202) 551-3574 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: Peter Campitello